UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 4

Sequenom, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

817337108
(CUSIP Number)

ComVest Investment Partners II LLC
One North Clematis Street, Suite 300
West Palm Beach, Florida 33401
(561) 868-6074
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Alan I. Annex, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

October 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Investment Partners II, LLC (01-0784781)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,818,182
	8	SHARED VOTING POWER 3,818,182
	9	SOLE DISPOSITIVE POWER 3,818,182
	10	SHARED DISPOSITIVE POWER 3,818,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest II Partners, LLC (01-6228703)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,818,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,818,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Group Holdings, LLC (01-622406)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,818,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,818,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael S. Falk
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,337
	8	SHARED VOTING POWER 3,818,182
	9	SOLE DISPOSITIVE POWER 28,337
	10	SHARED DISPOSITIVE POWER 3,818,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.74%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert L. Priddy
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 324,372
	8	SHARED VOTING POWER 3,818,182
	9	SOLE DISPOSITIVE POWER 324,372
	10	SHARED DISPOSITIVE POWER 3,818,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,142,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.23%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 4 (the “Amendment”) amends Items 4 and 5 of the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2006, as amended by Amendment No. 1 filed on December 11, 2006, Amendment No. 2 filed on July 19, 2007, and Amendment No. 3 filed on October 1, 2007 (together, the “Schedule 13D”), by ComVest Investment Partners II LLC, a Delaware limited liability company (“ComVest”), with respect to the shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation with its principal executive offices located at 3595 John Hopkins Court, San Diego, CA 92121 (the “Issuer”). Unless specifically amended in this Amendment, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4.	Purpose of Transaction

The response to Item 4 is hereby amended to add the following:

On October 1, 2007, ComVest sold 500,000 of its shares of common stock of the Issuer for $7.45 per share and made a distribution of 50,288 of its shares of common stock of the Issuer to a member.

On October 2, 2007, ComVest sold 810,608 of its shares of common stock of the Issuer for $8.00 per share and made a distribution of its remaining 81,528 shares of Common Stock of the Issuer to a member.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 is hereby amended and restated to reflect a sale of securities as follows:

(a) Including the Warrants (on an as exercised basis) ComVest beneficially owns 3,818,182 shares of Common Stock of the Issuer, representing 8.68% of the Issuer’s stock.

Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest, and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

In addition, Priddy has direct beneficial ownership of 1,292 shares received by him as a member of ComVest in the distribution, and has indirect beneficial ownership of 323,080 shares received by Robert P, LLC as a member of ComVest in the distribution. Priddy may be deemed to have a beneficial ownership of a total of 10.23% of the Issuer’s stock.

Additionally, Falk has direct beneficial ownership of 28,337 shares received by him as a member of ComVest in the distribution. Falk may be deemed to have a beneficial ownership of a total of 8.74% of the Issuer’s stock.

(b) Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

In addition, Priddy has sole voting power over 1,292 shares received by him as a member of ComVest in the distribution, and has sole voting power over 323,080 shares received by Robert P, LLC as a member of ComVest in the distribution.

Additionally, Falk has sole voting power over 28,337 shares received by him as a member of ComVest in the distribution.

(c) On October 1, 2007, ComVest sold 500,000 of its shares of common stock of the Issuer for $7.45 per share and made a distribution of 50,288 of its shares of common stock of the Issuer to a member.

On October 2, 2007, ComVest sold 810,608 of its shares of common stock of the Issuer for $8.00 per share and made a distribution of its remaining 81,528 shares of Common Stock of the Issuer to a member.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2007	ComVest Investment Partners II LLC

By: ComVest II Partners, LLC, its managing member

By: /s/ Cecilio Rodriguez Name: Cecilio Rodriguez
Title: Treasurer

Dated: October 3, 2007	ComVest II Partners, LLC

By: /s/ Cecilio Rodriguez Name: Cecilio Rodriguez
Title: Treasurer

Dated: October 3, 2007	ComVest Group Holdings, LLC

By: /s/ Cecilio Rodriguez Name: Cecilio Rodriguez
Title: Treasurer

Dated: October 3, 2007	/s/ Michael S. Falk_______________________________ Michael S. Falk, individually

Dated: October 3, 2007	Robert L. Priddy___________________________ Robert L. Priddy, individually